UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VENAXIS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92262A206

(CUSIP Number)

Robert Ladd

Chief Executive Officer

MGT Capital Investments, Inc.

500 Mamaroneck Avenue, Suite 320,

Harrison, NY 10528

(914) 630-7430

Copies to:

Jay M. Kaplowitz, Esq.

Sichenzia Ross Friedman Ference LLP
61 Broadway

New York, NY 10006

 212 930 9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262A206
1	Names of reporting persons MGT Capital Investments, Inc.
2	Check the appropriate box if a member of a group (a) [X] (b) [ ]
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 112,000[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 112,000[1]

11	Aggregate amount beneficially owned by each reporting person 112,000[1]
12	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13	Percent of class represented by amount in Row (11) 2.89%[2]
14	Type of reporting person CO

1.	Owned through MGT Sports, which is a wholly owned subsidiary of MGT Capital Investments Inc.

2.	Calculated based on 3,876,960 shares of the Common Stock outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the SEC on May 11, 2016.

CUSIP No. 92262A206
1	Names of reporting persons Robert B. Ladd
2	Check the appropriate box if a member of a group (a) [X] (b) [ ]
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,383
	8	Shared voting power 194,383
	9	Sole dispositive power 82,383
	10	Shared dispositive power 194,383

11	Aggregate amount beneficially owned by each reporting person 194,383
12	Check if the aggregate amount in Row (11) excludes certain shares [ ]
13	Percent of class represented by amount in Row (11) 5.01%[2]
14	Type of reporting person IN

1. Include 112,000 shares indirectly owned by MGT Capital Investments Inc., where Mr. Ladd serves as CEO and interim CFO.

2. Calculated based on 3,876,960 shares of the Common Stock outstanding as of May 11, 2016, as reported in the Issuer’s Form 10-Q for the period ended March 31, 2016 filed with the SEC on May 11, 2016

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This statement is filed by:

(i) MGT Capital Investment Inc., a Delaware corporation (“MGT”);

(ii) Robert B. Ladd, with respect to shares directly and beneficially owned by him;

Each of the foregoing is individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)–(c) The address of the principal office of each of MGT and Mr. Ladd is 500 Mamaroneck Avenue, Suite 320, Harrison, NY 10528.

The principal business of MGT is acquiring, developing and monetizing intellectual property assets.

Mr. Ladd’s present principal occupation or employment is serving as Chief Executive Officer and Interim Chief Financial Officer of MGT.

The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of MGT and each person controlling MGT is listed on Schedule A hereto under the heading “MGT Executive Officers and Directors and Controlling Persons.”

(d)–(e) During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MGT is incorporated in the State of Delaware. Mr. Ladd is a citizen of the United States of America.

Each reporting person may be deemed (due to a relationship described herein or otherwise) to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or 13(g) of the Act and may be deemed to beneficially own securities owned or held by each other reporting person. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, a member of a group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to MGT, the source of funding for the purchase of Common Stock was its working capital. With respect to Mr. Ladd, the source of funding for the purchase of Common Stock was the personal funds of Mr. Ladd.

Item 4. Purpose of Transaction.

The reporting persons may engage in discussions with security holders of the issuer and other persons with respect to the subject class of securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. Each reporting person plans and proposes to review and analyze such reporting person’s interest in the issuer on a continuing basis and may engage in such discussions, as well as discussions with the issuer, the issuer’s directors and officers and other persons related to the issuer, as such reporting person deems necessary or appropriate in connection with such reporting person’s interest in the issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, each reporting person plans and proposes to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the issuer, derivative securities related to securities of the issuer or other securities related to the issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the issuer, officers, directors, and security holders of the issuer and other persons related to the issuer with respect to Issuer-Related Securities, the issuer, the issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the issuer; (g) make a proposal or proposals to request that the issuer and/or the security holders of the issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the reporting persons with respect to the issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the issuer, the issuer’s board of directors, other security holders of the issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken. Except as otherwise described herein, no reporting person currently has any plan or proposal that relates to or would result in any of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D. However, each reporting person may, at any time and from time to time, plan or propose to effect or cause an action or actions relating to or resulting in one or more of the actions specified in clause (a) through (h) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the subject class of securities beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in items 11 and 13 on such reporting person’s cover page hereto or otherwise herein, based 3,876,960 shares of Common Stock outstanding as of May 11, 2016.

(b) Number of securities for or as to which each reporting person has:

(i)	Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto.

(c) During the past sixty days, the only transactions in Common Stock effected by the reporting persons were the open market purchases set forth in Exhibit 1.1.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

No reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits.

The information required to be provided by Item 7 of Schedule 13D in this statement is provided in the Exhibit Index hereto or otherwise herein. The information in the Exhibit Index hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Schedule A

MGT Executive Officers and Directors and Controlling Persons

The name, business address and present principal occupation of each director and executive officer of MGT are set forth below. All such executive officers and directors are U.S. citizens.

Name	Business Address	Present Principal Occupation or Employment
H. Robert Holmes	500 Mamaroneck Avenue, Suite 320, Harrison, NY 10528	Chairman of the Board, Chairman of the Nomination and Compensation Committee, Audit Committee Member, Independent Director
Michael Onghai	500 Mamaroneck Avenue, Suite 320, Harrison, NY 10528	Chairman of the Audit Committee, Nomination and Compensation Committee Member, Independent Director
Robert B. Ladd	500 Mamaroneck Avenue, Suite 320, Harrison, NY 10528	President, Chief Executive Officer, Interim Chief Financial Officer and Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGT Capital Investment Inc.

Date: May 18, 2016	By:	/s/ Robert B. Ladd
	Name:	Robert B. Ladd
	Title:	President and Chief Executive Officer

Robert B. Ladd

Date: May 18, 2016	By:	/s/ Robert B. Ladd
	Name:	Robert B. Ladd

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Exhibit Index

Exhibit

Reference	Description
1.1	Transactions in Shares (furnished herewith)
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)

Remainder of Page Intentionally Left Blank. Exhibit(s) to Follow.